

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2013

<u>Via E-mail</u>
Mr. Derica W. Rice
Chief Financial Officer
Eli Lilly & Company
Lilly Corporate Center
Indianapolis, IN 46285

  Re: Eli Lilly & Company
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed February 21, 2013
    Form 8-K
    Filed April 24, 2013
    File No. 001-06351

Dear Mr. Rice:

  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Item 8. Financial Statements and Supplementary Data
Note 13: Income Taxes, page 5

1. You state "At December 31, 2012, we had an aggregate of $20.98 billion of unremitted earnings of foreign subsidiaries that have been or are intended to be permanently reinvested…" Please provide us proposed disclosure to be included in future filings to address the following:

  • Provide the disclosures required under ASC 740-30-50-2c.

  • Within Item 7, please disclose the amount of cash and investments that are currently held by your foreign subsidiaries that are considered permanently reinvested and its expected effect on your liquidity and capital resources. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Form 8-K dated April 24, 2013
Exhibit 99

2. In this exhibit you present a full statement of non-GAAP income. Please represent to us that you will no longer present such items in future Item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant